UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004
(Translation of registrant's name into English)
Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 26 August,2004  By /s/Ronald Lea Erratt Company Secretary

ASX MEDIA RELEASE
26 AUGUST, 2004

NOVOGEN CASH RESERVES SUPPORT CLINICAL DEVELOPMENT OF DRUG PROGRAM

Pharmaceutical company Novogen Limited (ASX:NRT, NASDAQ:NVGN), continues to build cash reserves as its drug development pipeline moves through human clinical trials.

Cash reserves at 30 June, 2004 were $58.4 million, an increase of $27.4 million compared with June 2003.

Cash inflow included $14.04 million in November 2003 from the exercise of outstanding warrants from the London
Alternative Investment Market (AIM) listing, of Novogen subsidiary, Marshall Edwards, Inc., (MEI) and $20.82 million from the initial public offer leading to MEI's listing on the US NASDQ market in December 2003.

Net assets of $74.91 million compare with $69.15 million for June 2003.

Novogen Chief Executive Officer, Mr Christopher Naughton, said the combination of a healthy balance sheet and positive clinical outcomes from its drug development programs placed the Company in a strong position.

"Traditionally, Australian intellectual property has been a soft target for astute international purchasers,"
Mr Naughton said.

"Thanks to our cash position and expanding intellectual property, the Novogen Group has ensured that when the time arrives for commercialisation through licensing, shareholders stand to derive maximum value from their commitment to these important medical programs" Mr Naughton added.

With total expenses $5.90 million lower at $28.91 million, Novogen recorded an operating loss attributable to shareholders of $10.9 million compared with $10.5 million to June 2003.
Research and development expenses were $8.3 million, the same level as last year.

Novogen revenue declined to $16.45 million from $24.26 million previously, principally due to reduced
OTC product sales which were affected by appreciation of the Australian dollar against the US dollar and continuing professional debate over the relative merits of HRT verses natural therapies for treatment of the symptoms of menopause.

Mr Naughton said Novogen's record of underpinning its OTC products with clinical science continued to make a difference as consumers sought the natural alternatives which are supported by evidence based data.

The Novogen Group has maintained a primary focus on its pharmaceutical R&D program with significant advances in the clinic during the financial year.

The Company's lead anti-cancer drug, phenoxodiol, is currently being evaluated in phase II clinical trials as a stand-alone therapy and in combination with other drugs for the treatment of a range of previously intractable cancers, through the Company's majority owned US subsidiary, MEI.

These trials, being conducted by researchers from Yale in the US and three hospitals in Australia, have produced promising data, and confirmed that the drug has a very low side effect profile.

These data have been presented at international medical conferences and have been submitted for publication in scientific journals.

Other highlights of the financial year were:

-	approval for a phase 1 human clinical trial
of NV-18, an anti-cancer drug
developed to treat melanoma and gall bladder cancer,
at an Australian teaching hospital;
-	admission to the Australian Government's Pharmaceutical
Partnership Program (P3), which grants the Novogen Group
access to $10 million in funding over five years;
-	trans NV-04, the Company's novel cardiovascular
drug under preparation for further clinical trials
(the clinical trial commencement announced July 2004);
-	NV-07a, a novel skin repair compound under
third party assessment;
-	the ongoing clinical trial of the wound healing
compound Glucoprime;
-	the awarding of 10 new patents over various
Novogen synthetic drugs and isoflavone compounds and their use, bringing the number of Company granted patents to 35, with 181 patent applications currently in process.

Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities.


Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088